        Exhibit 19
INSIDER TRADING POLICY

Effective Date: February 28, 2025

This Insider Trading Policy (this “Policy”) of Astronics Corporation (“Astronics” or the “Company”) sets forth guidelines, described below, when buying or selling Astronics common stock and other securities.

Persons subject to this Policy are obligated to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities (as defined below) while in possession of material nonpublic information. Persons subject to this Policy must not engage in illegal trading and must avoid the appearance of improper trading. In all cases, the responsibility for determining whether a person is in possession of material nonpublic information rests with that person, and any action on the part of the Company does not in any way constitute legal advice or insulate a person from liability under federal or state securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations and Potential Penalties.”

1.    Insider Trading Prohibited

Except in a Permitted Transaction, as described in Section 5 herein, no director, employee or agent of Astronics may purchase or sell any Company Securities while aware of material nonpublic information concerning Astronics, until at least one full trading day after the information has been fully disclosed to the public. If any such director, employee or agent obtains any material nonpublic information while working for Astronics regarding any other company, such person may not purchase or sell securities of that other company until at least one full trading day after the information has been fully disclosed to the public.

(a)    Applicability

This Policy applies to you if you are a director, employee or agent of the Company. This Policy also applies to members of your immediate family and any other persons who share your household, your economic dependents, and any person or entity you control. “Immediate family” means, for purposes of this Policy, your spouse, children, children away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, in-laws and any other family members whose transactions in Company Securities are directed by you or subject to your influence and control. The Company will consider trades made at your direction, or at the direction of those named in the preceding sentence, as trades made by you.

This Policy applies to all trading or other transactions in (i) Company securities, including common stock, Class B common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company (collectively referred to herein as the “Company Securities”) and (ii) the securities of other

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companies where the person trading used information obtained while working for Astronics, as described in more detail in Section 1(b) herein.

There are no exceptions to this Policy, except as specifically noted in this Policy. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. Federal and state securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

(b)    Material Nonpublic Information

Information is considered “material” if (1) a reasonable investor would consider it important in deciding whether to buy, sell, or hold the security, or (2) a reasonable investor views the information as significantly altering the total mix of information in the marketplace about the issuer of the security. Information is “nonpublic” until it has been widely disseminated to the public, meaning that it is published in such a way as to provide broad distribution of the information to the public for a sufficient period so as to be reflected in the price of the security. Examples include filing information with the Securities and Exchange Commission (“SEC”) or the issuing of a press release through the newswire services.

Any information that could be expected to affect the Company’s stock price, either positively or negatively, should be considered material. There is no bright-line standard for assessing materiality. Materiality is based on an assessment of all the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. When doubt exists as to whether information would be considered material, the information should be presumed to be material. Examples of material nonpublic information may include, but is not limited to, the following:

•Earnings or sales results or forecasts for the quarter or the year
•Proposals or agreements with major customers, or obtaining or losing important contracts
•Changes in dividend payments
•Public or private offerings of debt or common stock
•Criminal charges or material civil litigation or government investigations
•Significant disputes with major suppliers or customers
•Major changes in accounting methods
•Company financial problems
•Bankruptcy or insolvency
•A significant cybersecurity incident, such as a material data breach
•Mergers and acquisitions
•Changes in senior management or directors of the Company

“Inside” information could be material because of its expected effect on the price of the Company’s common stock, the stock of another company not related to Astronics, or the stock of several such companies. The resulting prohibition against the misuse of inside information includes not only restrictions on trading in Company Securities, but restrictions on trading in the stock of such other companies affected by the inside information. Accordingly, this Policy prohibits you from trading in the securities (including debt securities) of any other company if you are in possession of material nonpublic information that was obtained in the course of performing your duties for Astronics. For example, you may be involved in a transaction where Astronics is entering into a new venture or other relationship with another company that is material to the other company. You are prohibited from trading in the securities of the other company for so long as the material information remains nonpublic.

(c)    Prohibited Transactions
In addition to the other restrictions set forth in this Policy, the following transactions are prohibited at all times:
•trading in call or put options involving Company Securities and other derivative securities;
•engaging in short sales of Company Securities;
•holding Company Securities in margin status in a brokerage account; and
•all forms of hedging transactions, such as zero-cost collars and forward sale contracts.
If you are unsure whether a particular transaction is prohibited under this Policy, please consult with the Company’s General Counsel prior to engaging in or entering into that transaction.
2.    Unauthorized Disclosure of Material Nonpublic Information Prohibited

No person subject to this Policy may disclose material nonpublic information about the Company, or any company with whom Astronics transacts business to anyone outside the Company, including immediate family and friends, unless and until specifically authorized to do so by the Company. Authorized disclosure to persons not subject to this Policy may require the party to whom you are disclosing information similarly agree not to disclose the information or trade in the securities until the information is public.

(a)    Tipping
You can be held responsible, not only for your own insider trading, but also for trading by anyone to whom you disclosed material nonpublic information. Even if those to whom you made disclosure do not trade while aware of the information, you are nevertheless responsible for trades by persons who received material nonpublic information indirectly from you, if you are the source of the information. Tippers can be subject to the same penalties and sanctions as tippees, even if the tipper did not profit from the transaction.

Even casual remarks made when recommending a purchase, sale, or hold of Company Securities or another company’s securities could be misconstrued by others as being based on material nonpublic information. You must always exercise caution when making any recommendations. You should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the Company’s General Counsel.
(b)    Authorization to Disclose Material Nonpublic Information
The Company authorizes only certain Company employees and agents to make disclosures of material nonpublic information. Unless authorized to do so by the Company’s Chief Financial Officer or General Counsel, you should refrain from discussing material nonpublic information with anyone not subject to this Policy. Even in discussions with others subject to this Policy, you should restrict disseminating material nonpublic information to only employees and agents having a need to know that information.
(c)    Media, Stock Exchange and Analyst Inquiries
Regulation FD prohibits the selective disclosure of material nonpublic information to securities market professionals and investors who may trade on the basis of the information. Regulation FD requires that any disclosure of material nonpublic information must be made by simultaneous broad dissemination. Accordingly, the following procedures should be followed in handling inquiries from the media, stock exchanges, securities analysts and other outside parties regarding Astronics.

As stated in Section 2(b) herein, only those employees or agents of the Company who have been specifically authorized to do so may answer questions about or disclose material nonpublic information concerning Astronics. The President and Chief Executive Officer may designate official spokespersons from time to time. Inquiries from the financial media, Nasdaq or the SEC should be referred to the Company’s General Counsel.

Those employees who interact with the media, analysts and the stock exchanges should refer any inquiries concerning material information to the Company’s General Counsel. If such inquiries are made to directors, officers or employees of Astronics (other than a designated spokesperson), the following response generally will be appropriate:

“As to these types of matters, the Astronics spokesperson is the Astronics Chief Financial Officer, Investor Relations or the President and Chief Executive Officer. If there is any comment, he or she would be the one to speak with.”

Care should be taken not to make statements such as “there is or the Company knows of no corporate development.” Even if Astronics has no material nonpublic information at the time such a statement is made, by making such a statement, it may be undertaking an affirmative disclosure obligation if the facts change, and also may make reliance on a “no comment” policy considerably more difficult in the future.

3.    Blackout Periods

The persons listed on Annex A hereto (“Covered Persons”) may not purchase or sell Company Securities during the following blackout periods indicated: (a) during the period beginning fourteen (14) days prior to the end of the fiscal quarter and ending at the close of trading on the first full trading day following the release of financial results for that fiscal quarter and (b) during any period when the Company has announced a blackout period with respect to a transaction or other event. The Company may, upon the advice of legal counsel, suspend a blackout period at any time upon a determination that the reason for the blackout period no longer exists.

(a)    Pre-Clearance and Pre-Notification Procedures
Company directors and all executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Executive Officers”) are covered by the following pre-clearance procedures.

Directors and Executive Officers, together with their immediate family, may not engage in any transaction involving Company Securities (including a gift, loan or contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Company’s General Counsel. A request for pre-clearance should be submitted to the General Counsel at least two business days in advance of the proposed transaction.

The General Counsel is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the trade. The Company’s General Counsel may not trade in Company Securities unless the Chief Financial Officer has approved the trade(s) in accordance with the pre-clearance procedures set forth in this section.

(b)    Pre-Earnings Blackouts

The Company’s announcement of its quarterly financial results has the potential to have a material effect on the price of Company Securities. Because of the particular sensitivity of trading by those who have access to the Company’s financial statements while they are being prepared, all Covered Persons are subject to blackout on trading during the period beginning fourteen (14) days prior to the end of the fiscal quarter and ending after the first full trading day following the release of the Company’s financial results for that fiscal quarter. The Company’s General Counsel may, on a discretionary basis, open a trading window during a period that is less than fourteen (14) days prior to the end of the fiscal quarter. Covered Persons will be notified in writing in advance of the opening of a trading window.

If you are a Covered Person subject to this section, you are still subject to Section 1 (which prohibits transactions at any time when you are aware of material nonpublic information) during periods outside the blackout period. For example, you are not necessarily free to trade in the third month of each quarter simply because it is not during a blackout period. You must also be certain that you are not aware of material nonpublic information during these periods or otherwise prohibited from trading under this Policy.

(c)    Event-Specific Blackouts

The Company may impose a trading blackout from time to time on its directors, employees or agents when, upon the advice of legal counsel, a blackout is warranted. While blackouts generally arise because the Company is involved in a highly-sensitive transaction, they may be declared for any reason. If a blackout is declared to which you are subject, you will be notified in writing when the blackout begins and ends. These event-specific blackout periods may vary in length and may or may not be broadly communicated to other persons. Unless otherwise specified, the Company will re-open trading on the beginning of the second trading day following public disclosure of the significant corporate development or after the termination of any pending development, as applicable. You are prohibited from disclosing to others that you are subject to an event-specific blackout period without the written consent of the Company’s General Counsel.

(d)    Exception for Approved Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. To be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company securities that meets certain conditions specified in Rule 10b5-1 (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, transactions in Company Securities may occur even when the person who has entered into the plan is aware of material nonpublic information.

To comply with the Rule, a Rule 10b5-1 Plan must be approved by the Company’s General Counsel and meet the requirements of Rule 10b5-1. A Rule 10b5-1 Plan must be entered into before you are aware of material nonpublic information and may not be adopted during a blackout period. Once the plan is adopted, you must not exercise any influence over the amount of Company Securities to be traded pursuant to the Rule 10b5-1 Plan, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify (including by algorithm or formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party. The Rule 10b5-1 Plan must include a cooling-off period before trading can commence that, for directors or Executive Officers, ends on the later of 90 days after the adoption of the Rule 10b5-1 Plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the Rule 10b5-1 Plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the Rule 10b5-1 Plan), and for persons other than directors or Executive Officers, 30 days following the adoption or modification of a Rule 10b5-1 Plan. A person may not enter into overlapping Rule 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 Plan during any 12-month period (subject to certain exceptions). Directors and officers must include a representation in their Rule 10b5-1 Plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 Plan must act in good faith with respect to that Rule 10b5-1 Plan.

The Company requires that any Rule 10b5-1 Plan must be submitted for approval to the Company’s General Counsel five days prior to entry into the Rule 10b5-1 Plan. SEC rules and regulations require the Company to disclose any Rule 10b5-1 Plan entered into by an Executive Officer or director in its Form 10-Q and 10-K reports filed with the SEC.

(e)    Questions Regarding Trading Blackouts

Please direct questions regarding trading blackouts to the General Counsel.

4.    Requirement that Directors and Executive Officers Provide Notice of Transactions

All Executive Officers and directors (referred to as “Section 16 Insiders”) are subject to the SEC’s insider trading rules under Section 16 of the Exchange Act. If Section 16 Insiders acquire or dispose of Company Securities, they must report the transaction to the SEC on Form 4 within two business days of the date of the transaction. The report must include the date, quantity, price, and the nature of the transaction.

(a)    Notification

Because the securities laws require Section 16 Insiders to report most transactions to the SEC on Form 4 within two business days following the date of the transaction, this Policy requires them to promptly report the details to the General Counsel or the General Counsel’s designee before the close of business on the day of the execution of the transaction.

(b)    Gifts and Ownership by Family Members

If a member of the immediate family of a Section 16 Insider who shares the same household as the Section 16 Insider acquires or disposes of Company Securities, federal securities laws may require the Section 16 Insider to report the transaction within the two business day deadline. If a Section 16 Insider controls Company Securities through whole or partial ownership or control of a corporation, partnership, limited liability company or other entity, then transactions in those shares, in most cases, must be reported to the SEC within two business days. Section 16 Insiders must also report any bona fide gifts of Company Securities that they make within the SEC’s two business day deadline.

5.    Permitted Transactions

The following “Permitted Transactions” are allowed at any time, regardless of whether there is a blackout period, or whether you have material nonpublic information. All other transactions are allowed at any time, except during any time when you have material nonpublic information, or (if you are a Covered Person) during any Company blackout period. Permitted Transactions include:

•the purchase of Company Securities under any automatic Company dividend reinvestment plan, if applicable (but note that this Policy applies to the voluntary purchases of Company Securities resulting from additional contributions you choose to make to any dividend reinvestment plan, and to your election to participate in or increase your level of participation in the plan);
•acceptance of an equity award issued or offered under the Company’s long-term incentive plans, or the cancellation or forfeiture of an equity award pursuant to the plans;
•vesting of equity awards;
•automatic and recurring 401(k) plan contributions that are used to purchase Company Securities (but note that this Policy does apply to any 401(k) activity specifically targeted at any Company Securities, such as a deliberate re-allocation of 401(k) plan funds);
•exercise of stock options or other equity awards by payment of cash only (but note that this Policy applies to the payment of the exercise price in shares of stock and the sale of the stock acquired in the exercise);
•purchases of Company Securities pursuant to a periodic contribution under the Company’s Employee Stock Purchase Plan (but note that this Policy does apply to your election to participate in the plan for any enrollment period, to your sales of Company Securities purchased pursuant to the plan and to your decision to change your percentage in or withdraw from the plan); and
•any other transaction designated by the Board or any committee thereof as a Permitted Transaction under this Policy.

6.    Consequences of Violations and Potential Penalties

Strict compliance with this Policy by each person subject to this Policy at every level is expected. Non-compliance will be a basis for termination of employment for cause. Insider trading violations are pursued vigorously by the SEC and other law enforcement authorities. Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in the unlawful conduct and their employers and supervisors. Some of the possible penalties for individuals who trade on inside information include:

•Prison sentences
•Disgorgement of ill-gotten profits
•Criminal fines
•Civil fines
•Civil enforcement injunctions

7.    Illustrative Examples of Insider Trading Violations

Purchasing and selling Company Securities based on material nonpublic information. The Astronics President holds a meeting of senior employees three weeks prior to the end of the quarter and presents slides showing that it will be a very profitable quarter. An employee in attendance at the meeting anticipates that the stock price will go up when the quarterly earnings are made public and buys 50 shares prior to the public announcement. The employee then sells the 50 shares shortly after the public announcement of quarterly earnings and makes a profit. The insider trading violation occurred when the employee purchased the shares using nonpublic information. The violation would not have occurred if the employee had waited to purchase the shares until one full trading day after the quarterly earnings had been made public.

Intent is irrelevant if you commit an insider trading violation. Your child is starting college and you need money for the tuition. You decide to sell 75 Astronics shares of stock that you acquired under the Employee Stock Purchase Plan. Two weeks after you sell, the stock price drops because of very bad news about the Company. You were told about the bad news at a staff meeting before you sold your stock and before the information was publicly announced. The insider trading violation occurred when you sold stock at a time when you had material nonpublic information, even though this was not the reason why you sold your shares. The SEC is not interested in why you sold your stock and will prosecute you because of what you knew at the time your sale took place. Your intent does not matter to the SEC.

Both tippers and tippees are liable. You mention to your brother-in-law at a family picnic that the Company is about to sign a large new customer under a long-term supply agreement. Your brother-in-law purchases 100 shares of Astronics stock before the agreement is publicly announced, and sells the shares for a big profit after the announcement. The insider trading violation occurred when your brother–in-law purchased the Astronics shares based on material nonpublic information. The SEC will not only investigate your brother-in-law for his insider trading violation, but can also take action against you for tipping your brother-in-law about the long-term supply agreement. This is an example of a “tipper/tippee” insider trading violation.

This Policy applies to Astronics and other companies. Through the course of your job, you discover that a large customer of the Company is about to declare bankruptcy, but it has not yet been announced to the public. You own 200 shares of this customer’s stock which you immediately sell prior to the public announcement of the bankruptcy. After the bankruptcy the stock price of the other company falls drastically, but you avoided a loss by selling before the announcement. The insider trading violation occurred when you sold your stock in the customer’s company based on material nonpublic information, which will render you liable to the penalties discussed in Section 6 herein. The obligation to not engage in insider trading extends to any material nonpublic information you may learn about any other company.

8.    Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If a person is in possession of material nonpublic information when the person’s service terminates, that person may not engage in transactions in Company Securities until that information has become public or is no longer material.

9.    Policy Administration

(a)    Administration and Interpretation by the General Counsel. Day-to-day administration of this Policy shall be carried out by the Company’s General Counsel. Any questions concerning the interpretation of the Policy should be directed to the Company’s General Counsel. All determinations and interpretations of this Policy by the Company’s General Counsel shall be final and not subject to further review.

(b)    Policy Questions. When there is any question as to a potential application of insider trading laws or any other restrictions on insider trading or if you know of a suspected violation of these laws, please consult the Company’s General Counsel.

(c)    Confidentiality of Policy Decisions. Covered Persons should keep certain information concerning the operation of this Policy in strict confidence, because knowledge of certain decisions made in applying this Policy may constitute material nonpublic information. For example, if you become subject to a special blackout, you are obligated to keep that fact confidential.

(d)    Acknowledgement and Certification. Each person subject to this Policy is required to sign the acknowledgement and certification form attached hereto as Annex B.

(e)    Policy Amendments. The Company reserves the right to amend and interpret this Policy from time to time.

Remember, the ultimate responsibility for complying with this Policy and applicable laws and regulations rests with you. You should use your best judgment and consult with your legal and financial advisors, as needed.

ANNEX A

Covered Persons

Each member of the Astronics Corporation Board of Directors

Each executive officer of Astronics Corporation subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934

All other Astronics Corporation officers (e.g. Treasurer, Corporate Secretary)

Members of the Astronics Executive Leadership Team

Corporate finance, accounting and tax staff

Astronics AES Senior Leadership Team, finance and accounting staff

ANNEX B

Acknowledgement and Certification

The undersigned does hereby acknowledge and certify the following:

1.    I have read and understand Astronics Corporation’s Insider Trading Policy (the “Policy”). I understand that the General Counsel and Chief Financial Officer are available to answer any questions I have regarding the Policy.

2.    Since February 28, 2025, or such shorter period of time that I have been an employee of Astronics Corporation, I have complied with the Policy.

3.    I will continue to comply with the Policy for as long as I am subject to the Policy.

4.    I understand that my failure to comply in all respects with the Policy is a basis for termination for cause of my employment or other service relationship with Astronics Corporation.

(Name)

(Signature)

(Date)